EXHIBIT 17.1
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Date: February 16, 2005


To: Board of Directors
    Waste Technology Corporation

From: Theodore C. Flood
      Director


Re: Resignation


Effective today, I have sold my shares of Waste Technology To Mr. Leland Boren. A condition of the sale was that I submit my resignation to the Board, therefore; please accept this memo as my resignation for the remainder of my elected term.

Since we do not have D and O insurance and have always paid any legal fees and expenses for our Directors and Officers, I expect that if anything of a legal nature should arise that has occurred prior to my resignation, that the company will pay my expenses exactly as they do for the other Directors.

If I can be of any assistance, please do not hesitate to contact me.


Cordially,

/s/ Theodore C. Flood
Theodore C. Flood